SUTHERLAND LOGO	SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com
                                     October 31, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Keating Capital, Inc.
Amendment No. 1 to Registration Statement on Form N-2
Securities Act File No. 333-191525

Dear Sir/Madam:

On behalf of Keating Capital, Inc. (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the Company’s registration statement on Form N-2 (the “Registration Statement”).  The disclosure contained in Amendment No. 1 to the Registration Statement is substantially similar to the disclosure contained in the initial filing of the Registration Statement made on October 2, 2013, except for the updating of financial information and certain other data.  The Amendment No. 1 filed herewith is blacklined to show the changes made to the Registration Statement initially filed on October 2, 2013.

The Company previously requested that the staff of the SEC afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus